CHURCHILL DOWNS INCORPORATED
2005 DEFERRED COMPENSATION PLAN

2006 AMENDMENT

This Amendment is made this 2nd day of June, 2006 to the Churchill Downs Incorporated 2005 Deferred Compensation Plan (the “2005 Plan”).
WHEREAS, Churchill Downs Incorporated (the “Corporation”) adopted the 2005 Churchill Downs Incorporated Deferred Compensation Plan (the “Plan”) as a new deferred compensation plan compliant with the requirements of new Internal Revenue Code §409A;
WHEREAS, pursuant to guidance issued by the IRS in Bulletin 2005-43, a deferred compensation plan subject to Code §409A and in existence prior to December 31, 2006 may be amended to provide for a change in payment elections on or prior to December 31, 2006; and
WHEREAS, the Corporation wishes to amend to Plan to permit participants to make changes to existing payment election with respect to amounts deferred under the Plan to date within the conditions contained in Bulletin 2005-43.
NOW, THEREFORE, the Plan is hereby amended effective the date hereof as follows:
Change of Distribution Election. During the period beginning on the date of this amendment and ending December 31, 2006, a participant in the Plan may change a prior payment election made with respect to prior deferrals under this Plan by electing another form or forms of payment, and another time of payment, otherwise available under this Plan. Notwithstanding any condition contained in Section 5.1 of the Plan to the contrary, any such change shall be effective immediately without regard to any condition otherwise contained in said Section requiring a minimum period of deferral from the date any payment would otherwise have been due. No change may be made with respect to any payment that is otherwise scheduled to be made in 2006 and no such change may result in a payment being made in 2006 that was otherwise to be made at a later time. Any change to a distribution election made after December 31, 2006 shall conform to all of the requirements of Section 5.1 of the Plan.

Executed on the date first above written.

CHURCHILL DOWNS INCORPORATED

By: /s/ Michael E. Miller
Title: Executive Vice President and Chief Financial Oficer